

June 6, 2012

<u>Via E-mail</u>
Mr. Worthing F. Jackman
Chief Financial Officer
Waste Connections, Inc.
Waterway Plaza Two
10001 Woodloch Forest Drive, Suite 400
The Woodlands, TX 77380

Re: **Waste Connections, Inc.**
Definitive Proxy Statement on Schedule 14A
Filed April 6, 2012
File No. 1-31507

Dear Mr. Jackman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Executive Compensation</u>

<u>Equity-Based Compensation, page 24</u>

1. With a view towards future disclosure, please explain to us whether the determination of the amount of each named executive officer's long-term equity award under the Amended SMIP was based upon the performance of the company and the individual, or whether it was driven by the market analysis and the objective to "maintain total compensation at the Compensation Committee's targeted percentile of the comparator group." Additionally, while Mr. Merrill does not participate in the Amended SMIP, we

note that he received an equity grant in 2011 that was approximately 130% of his eligible salary. To the extent relevant, please include in your discussion the specific elements of corporate performance, including all performance targets and corresponding payout levels, and the individual performance or contribution that the Compensation Committee considered when determining the amount of equity to award each named executive officer. Refer to Item 402(b)(2)(v)-(vii) of Regulation S-K.

Summary Compensation Table, page 29

2.   Please provide us supplementally with your analysis as to why Mr. Merrill's award pursuant to the Management Incentive Compensation Program is properly disclosed as a bonus in the Summary Compensation Table. We note that the MICP provides Mr. Merrill with an opportunity to earn a performance bonus based on your achievement of specified levels of financial performance and that Mr. Merrill's MICP bonus is based on performance against the same four financial targets and calculated similarly to the bonuses under the Amended SMIP. As such, payment of the performance bonus is guaranteed following the Compensation Committee's determination that the targets were met, regardless of whether the Compensation Committee's determination may have been discretionary or subjective in light of the fact that some of the performance objectives may be more qualitative than quantitative in nature. Since Mr. Merrill's award is payable under a plan which provides for compensation intended to serve as incentive for performance to occur over a specified period, it appears that it should be disclosed in the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table and should also be disclosed in the Grant of Plan Based Awards in Fiscal Year 2011 Table on page 31. See Item 402(c)(2)(vii) of Regulation S-K. For additional guidance, please refer to Regulation S-K Compliance and Disclosure Interpretations, Question 119.02, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact staff attorneys, Jessica Kane at (202) 551- 3235, or Era Anagnosti at (202) 551-3369, if you have questions regarding these comments. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief